[ NOBLE ROMAN'S LETTERHEAD ]


                                                                January 18, 2007


VIA EDGAR AND FACSIMILE 202-772-9202



Attention:    Letty G. Lynn
              Division of Corporation Finance

              Re:    Noble Roman's, Inc.
                     Registration Statement on Form S-1 (File No. 333-139602)

Ladies and Gentlemen:

Noble Roman's, Inc. (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to Monday, January 22, 2007, 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with this request for acceleration, the Company acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Thomas A. Litz of Thompson Coburn LLP at (314) 552-6072, if you have any questions with respect to the foregoing. Thank you very much.


                                Very truly yours,

                                NOBLE ROMAN'S, INC.


                                By: /s/ Paul W. Mobley
                                    ---------------------------------------
                                    Paul W. Mobley
                                    Chairman and Chief Executive Officer


cc:      Rolaine Bancroft
         Thomas A. Litz